FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

dated June 30, 2017

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS
(Exact Name as Specified in its Charter)

BrasilAgro – Brazilian Agricultural Real Estate Company
U(Translation of Registrant’s Name)

1309 Av. Brigadeiro Faria Lima, 5th floor, São Paulo, São Paulo 01452-002, Brazil
U(Address of principal executive offices)

Gustavo Javier Lopez,
Chief Administrative Officer and Investor Relations Officer,
Tel. +55 11 3035 5350, Fax +55 11 3035 5366, ri@brasil-agro.com
1309 Av. Brigadeiro Faria Lima, 5th floor
São Paulo, São Paulo 01452-002, Brazil
U(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): U

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): U

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 30, 2017

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS

	By:	/s/ André Guillaumon
		Name:	André Guillaumon
		Title:	Chief Executive Officer and Operation Officer

Date: August 30, 2017
	By:	/s/ Gustavo Javier Lopez
		Name:	Gustavo Javier Lopez
		Title:	Chief Administrative Officer and Investor Relations Officer

www.brasil-agro.com

brasilagro

Price (08.28.17)
AGRO3: R$11.98
LND: US$3.74

Investor Relations

Gustavo Javier Lopez
IRO

Ana Paula Zerbinati Ribeiro
Thaís Lima
Investor Relations

Contacts
+ 55 (11) 3035 5374
ri@brasil-agro.com

Website
www.brasil-agro.com

Conference Call

Portuguese with simultaneous translation into English

August 30, 2017
2:00 p.m. (Brasília)
1:00 p.m. (NY)
Phone: +55 (11) 3127 4971
Phone: +1 516 300 1066
Password: BrasilAgro

Earnings Releases

For the year and quarter ended June 30, 2017

São Paulo, August 29, 2017 – the Brazilian leader in acquiring, developing and selling rural properties that offer high potential for price appreciation in Brazil, announces its consolidated results for the year and the quarter ended June 30, 2017. The consolidated quarterly information is prepared in accordance with International Financial Reporting Standards (IFRS).

Highlights

- Net Revenue of R$193.5 million in FY17.
- Net Income of R$27.3 million in FY17.
- Adjusted Ebitda of R$42.5 million in FY17
- Acquisition of 17,600 hectares for R$100.0 million and agricultural partnership of 15,000 hectares in Maranhão.
- Sale of 2,259 hectares for R$40.3 million, divided between Fazenda Araucária in Goiás and Fazenda Jatobá in Bahia.
- Transformation of 5,117 hectares in the Brazilian and Paraguayan farms in FY17.
- Independent portfolio appraisal of R$1.4 billion.
- Management proposal to distribution of R$12.9 million in dividends or R$0.24 per share (estimated as of today).



AGRO3 NOVO MERCADO BM&FBOVESPA

LND LISTED NYSE

Message from Management

We began the 2016/17 harvest year with a new and motivated management, focused on efficient capital allocation and guided by the Company's three main pillars: strategy, process and people.

Supported by a clear strategy, focus on execution and commitment to delivery results, we reached significant achievements in the year. We acquired a property with 17,600 hectares in the state of Maranhão for R$100.0 million and sold more than R$40.3 million in farmland. In addition, we were able to achieve a strong operating performance, delivering results above previously budgeted estimates.

The search for opportunities to increase the value of our properties is the main element of our strategy. We acquire rural properties that we believe have significant potential for generating value and the land transformation is the main mean of increasing the value of the properties. Since the beginning of operations in 2006, we have invested more than R$717.0 million in the acquisition and development of the portfolio and have carried out sales totaling R$540.0 million.

This year, we hired the independent consulting firm Deloitte Touche Tohmatsu Consultores Ltda. to conduct an appraisal of our portfolio and on June 30, 2017, our properties were valued at R$1.4 billion (Brazil and Paraguay). Cost plus investments less accrued depreciation, on the same date, was R$491.2 million, including the investment in the Paraguayan property.

We ended the year with a Net Revenue of R$193.5 million, Net Income of R$27.3 million and Adjusted EBITDA of R$42.5 million. This result reflects the sale of 2,259 thousand hectares of land in the amount of R$40.3 million, the sale of 929 thousand tons of agricultural products (soybean, corn and sugarcane) totaling R$146.9 million and financial result of R$33.4 million.

We are focused more than ever on our mission, which is "To generate value by acquiring, developing and operating land in a sustainable, innovative and differentiated manner".

In the year, we concluded the negotiation of real estate transactions of great significance for the Company. The transaction in Maranhão, with the acquisition of 17,600 hectares (10,000 arable hectares) and Agricultural Partnership of 15,000 hectares, comprises mature and consolidated areas with strong cash flow generation for the Company.

In addition to this important acquisition, we sold more than R$40.3 million in farmland during the year. We sold 2,259 thousand hectares divided between the Araucária Farm in Goiás and the Jatobá Farm in Bahia. These sales were made with prices above their appraisal and had Internal Rate of Return (IRR) between 16% and 20%.

Regarding the operating activities, we finalized the harvest for the 16/17 soybean and corn crops with yields above expectations, reflecting the good rainfall during the development of the crops. At the sugarcane farms, we harvested more than 1 million tons in the year.

At the cattle-raising operations, we ended the fiscal year achieving the goal for the first year of implementation, with more than 10,500 head of cattle in the farms in Bahia and Paraguay, distributed across 13,400 hectares of already active pasture.

We ended the year with great enthusiasm, we have overcome challenges, which motivates us to continue seeking the delivery of the new objectives proposed by the Company's Board of Directors.

We will continue to work on the improvement of processes and the formation and development of people, which are the foundation for building solid basis for the Company's continued growth and generating sustainable value in the long-term for its shareholders.

Operating Performance

Purchase and Agricultural Partnership

We conducted a purchase and agricultural partnership for a property in the municipality of São Raimundo das Mangabeiras, in the state of Maranhão.

We acquired 17,566 hectares, 10,137 hectares of which are arable and have already been developed, and will be used for the planting of grain crops. The other 7,429 hectares are permanent preservation and legal reserve areas. The acquisition price is R$100.0 million (R$10 thousand/arable hectare).

The Agricultural Partnership consists of 15,000 hectares of arable and developed land, already planted mostly with sugarcane. The Agricultural Partnership has a term of 15 years, which may be extended for the same period.

These are mature and consolidated areas, which will lead to strong cash flow generation for the Company.

Sale of Property

Sales of Property	Araucária Farm (Plateau)	Araucária Farm (Low Area)	Jatobá Farm
Date of Sale	March/17	May/17	June/17
Place	Mineiros - GO	Mineiros - GO	Jaborandi - BA
Area (hectares)	Total: 274 / Arable:200	Total: 1.360 /Arable: 918	Total: 625 / Arable:500
Acquisition Value	R$3,0 mm	R$4,0 mm	R$1,2 mm
Nominal Sales Value	1.000 bags/ha R$13,2 mm	280 bags/ha R$17,0 mm	300 bags/ha R$10,1 mm
IRR - R$	20,4%	16,8%	16,7%

In the year, 2,259 hectares of the Araucária and Jatobá Farms were sold for R$40.3 million (nominal value at the date of sale).

We carried out the sale of two areas in the Araucária Farm, a rural property located in the municipality of Mineiros, Goiás, in the year, one in March and the other in May 2017. In March, 274 hectares (200 hectares of arable land) were sold in the amount of 1,000 soybean bags per arable hectare or R$13.2 million (~R$66,227/ha).

The second area sold in May totaled 1,360 hectares (918 arable hectares), worth 280 soybean bags per arable hectare or R$17.0 million (~R$17,535/ha). It is important to highlight that this area includes a lowland area and, therefore, the value of the sale per arable hectare is lower compared to the sale held in the same farm in March, which consisted of a plateau area. The property, acquired in 2007 with a total area of 9,682 hectares, after the sales, now has a total of 6,490 hectares remaining in the portfolio.

In June, we sold an area in the Jatobá Farm, a rural property located in the municipality of Jaborandi, Bahia. A total of 625 hectares (500 arable hectares) were sold, worth 300 soybean bags per arable hectare or R$10.1 million

(~R$20,180/ha). The property was acquired in 2007 and had a total area of 31,606 hectares, and, after this sale, 30,981 hectares remains in the portfolio.

Development of Areas

Since we began operations in 2006, we have invested more than R$717.0 million in the acquisition and development of properties and carried out sales totaling R$540.0 million, with unleveraged internal rates of return of between 16% and 27%.

Currently, 35% of the areas have been developed, comprising mature and consolidated areas with strong cash flow generation, 30% are under development, consisting of new areas with high volatility and lower yields and low cash flow generation, and 35% have not been developed, consisting of native vegetation and unproductive areas.

As previously mentioned, the recently acquired São José Farm has already mature and consolidated areas. Therefore, in addition to the maturing of the developing areas of the portfolio, we had an increase in the areas already developed, from 22% in the previous year to 35% this year.

Land transformation is the main mean of increasing the value of the properties, because it creates value itself, independently of any appreciation in the base value of the land. The graph and tables in the following show the level of development of the Company's portfolio and the development level per property, an important indicator of our capacity to create and capture value from the development and sale of the properties.

In the 16/17 harvest year, we transformed 5,177 hectares of the Brazilian and Paraguayan Farms, 3,564 hectares of which in Brazil and 1,553 hectares in Paraguay.


Properties Development Level
São José
Paraguay
Preferência
Nova Buriti
Chaparral
Araucária
Alto Taquari
Jatobá
0%
10%
20%
30%
40%
50%
60%
70%
80%
90%
100%
under development
developed

Portfolio Evaluation (Owned land)

Area	06/07	07/08	08/09	09/10	10/11	11/12	12/13	13/14	14/15	15/16	16/17
Total Area (ha)	78.459	145.247	161.024	175.382	175.382	172.935	153.226	211.552	183.807	183.807	199.114
Arable Area (ha)	56.954	105.018	115.872	124.439	124.439	122.715	110.593	139.425	120.847	120.847	129.366


6%
94%
3%
13%
84%
6%
19%
76%
7%
26%
67%
8%
39%
53%
11%
42%
46%
20%
37%
43%
22%
23%
56%
26%
19%
55%
22%
33%
44%
35%
30%
35%
06/07
07/08
08/09
09/10
10/11
11/12
12/13
13/14
14/15
15/16
16/17
developed
under development
undeveloped

Acquisitions	06/07	07/08	08/09	09/10	10/11	11/12	12/13	13/14	14/15	15/16	16/17	Total
(ha)	78.459	66.788	17.799	14.358	-	-	-	71.802	-	-	17.566	266.772
(R$ mm)	166.8	101.5	11.0	37.7	-	-	-	82.0	-	-	100.0	499.0
Sales	**06/07**	**07/08**	**08/09**	**09/10**	**10/11**	**11/12**	**12/13**	**13/14**	**14/15**	**15/16**	**16/17**	**Total**
(ha)	-	-	2.022	-	-	2.447	19.709	13.476	27.745	-	2.259	67.658
(R$ mm)	-	-	22.0	-	-	26.0	123.3	58.5	270.0	-	40.3	540.0

Property Portfolio

On the date of this release, the Company's property portfolio consisted of 225,832 hectares across six Brazilian states and Paraguay, as shown in the table below:

	Farms	Location	Aquisition date	Project	Total area ha	Arable area ha
1	Fazenda Jatobá	Jaborandi/BA	Mar/07	Grains and Pasture	30,981	24,226
2	Fazenda Alto Taquari	Alto Taquari/MT	Aug/07	Sugarcane	5,394	3,774
3	Fazenda Araucária	Mineiros/GO	Apr/07	Sugarcane	6,490	4,784
4	Fazenda Chaparral	Correntina/BA	Nov/07	Grains	37,182	26,444
5	Fazenda Nova Buriti	Bonito de Minas/MG	Dec/07	Forest	24,212	17,846
6	Fazenda Preferência	Baianópolis/BA	Sep/08	Grains and Pasture	17,799	12,410
7	Fazenda Parceria II	Ribeiro Gonçalves/PI	Nov/13[1]	Grains	7,455	7,455
8	Fazenda Parceria III	Alto Taquari/MT	May /15[2]	Sugarcane	4,263	4,263
9	Fazenda Parceria IV	São Raimundo das Mangabeiras/MA	Feb/17[3]	Sugarcane	15,000	15,000
10	Fazenda São José	São Raimundo das Mangabeiras/MA	Feb/17	Grains and Sugarcane	17,566	10,137
11	Palmeiras[4]	Boquerón/Paraguai	Dec/13	Grains and Pasture	59,490	29,745
	Total				**225,832**	**156,084**

1 BrasilAgro entered into an agricultural exploration partnership in the Parceria II Farm for up to 11 harvests, involving up to 10,000 hectares.

2 BrasilAgro entered into an agricultural exploration partnership in the Parceria III Farm potentially up to March 31, 2026.

3 - BrasilAgro entered into an agricultural exploration partnership in the Parceria IV Farm for 15 years of planting of sugarcane, with option of renewal for another 15 years.

4- New social denomination of the operation in Paraguay.


Ownership Area vs Leasing
(Area Total)
11.8%
88.2%
Ownership
Leasing


Legal Reserve
30.9%
69.1%
Environmental Reserve
Arable Land

Market Value of the Portfolio

This year, we hired the independent consulting firm Deloitte Touche Tohmatsu to conduct a market valuation of our properties. According to their appraisal, as of June 30, 2017, the market value of the portfolio was R$1.4 billion. The last independent portfolio review was conducted in June 2014 and we will continue to conduct independent appraisals whenever we deem it necessary.

Frame I

Farms (R$ thousand)	Total Area ha	Deloitte 06/30/2014	Total Area ha	Deloitte 06/30/2017
Cremaq	27,618	251,354	-	-
Jatobá	31,606	314,436	30,981	360,758
Chaparral	37,183	275,382	37,182	352,391
Preferência	17,799	50,585	17,799	64,392
São José	-	-	17,566	156,981
Alto Taquari	5,393	101,764	5,394	119,706
Araucária	9,682	192,223	6,490	172,327
Nova Buriti	24,212	22,271	24,212	23,407
Palmeiras	58,654	84,555	59,490	143,039
Market Value	**212,147**	**1,292,570**	**199,114**	**1,393,001**

We appraise the market value of our farms every year. On June 30, 2017, date of the appraisal, the market value of our portfolio, was R$1.3 billion.

In order to estimate the market value of our farms, we considered for each property: (i) its level of development; (ii) soil quality and maturity; and (iii) agricultural aptitude and potential.

Frame 2

Farms (R$ thousand)	Period Sales	BrasilAgro 6/30/2016	Period Sales	BrasilAgro 6/30/2017
Jatobá	-	303,455	10,100	321,802
Chaparral	-	262,747	-	291,751
Preferência	-	56,564	-	54,680
Alto Taquari	-	120,607	-	150,940
Araucária	-	150,881	30,200	166,352
Nova Buriti	-	31,967	-	30,282
São José	-	-	-	148,255
Palmeiras	-	154,849	-	143,074
Valor de mercado	**-**	**1,081,070**	**40,300**	**1,307,137**

From an accounting standpoint, the property portfolio is recognized under "Non-current assets" as properties for investment, stated at cost plus investments less accrued depreciation. On June 30, 2017, this amount was R$491.2 million and included the book value of the properties in Brazil and the investment in Palmeiras (old Cresca).

Agricultural Operations

The table below shows the breakdown of cultivated area by farm:

Planted Area	Sugarcane	Soybean	Corn	Pasture	Other	Total
Jatobá Farm		3,818	3,059	4,504	7,651	19,032
Alto Taquari Farm	3,554					3,554
Araucária Farm	4,400					4,400
Chaparral Farm		9,518	2,235	3,052	1,754	16,559
Preferência Farm				6,702		6,702
Partnership II Farm		6,892	559			7,451
Partnership III Farm	3,910					3,910
São José Farm and Partnership IV Farm	17,834					17,834
Palmeiras		2,321	1,737	2,167	3,206	9,431
Total 16/17	**29,698**	**22,549**	**7,590**	**16,425**	**12,611**	**88,873**

Agricultural Operations – Brazil

- **Grains**

In 4Q17, we concluded the 16/17 grain harvest in Brazilian properties, covering an area of 26,081 hectares, comprising 20,228 hectares of soybean and 5,853 hectares of corn (harvest) at the Jatobá, Chaparral and Parceria II Farms.

- Soybean

The table below shows soybean yields in the 16/17 harvest:

Productivity - harvest year 16/17	Estimate	Realized	Change
Soybean	**Kg/ha**	**Kg/ha**	**%**
Crop	2,164	2,659	22.9%

Average soybean yields were above what was initially estimated on the Piauí and Bahia farms as a result of the good rainfall during the development of the crops and in the harvest period.

New areas and those under development represent 60% of total planted area. These areas present lower yields, since they have a less mature soil structure and are consequently more affected by climatic variations. The table below shows productivity by soil maturity level:

Productivity - harvest year 16/17	Realized
Soybean	**Kg/ha**
New Area - 1st and 2nd year	1,807
Under Development Area - 3rd and 4th year	2,590
Developed Area - Above 4th year	2,952

- Corn

The table below shows corn yields in the 16/17 harvest:

Productivity - harvest year 16/17	Estimate	Realized	Change
Corn	**Kg/ha**	**Kg/ha**	**%**
Crop	4,643	5,457	17.5%

The corn (harvest) production is concentrated in Bahia and also had a higher productivity than estimated due to the good rainfall during the planting and harvesting period.

- **Sugarcane**

Between January 1 and June 30, 2017, we harvested 480,000 tons of sugarcane from 6,699 hectares in the Alto Taquari, Araucária and Parceria III Farms, located in the Midwest region, and in the Parceria IV and São José Farms, in Maranhão.

The following table shows the sugarcane results appropriated in the sugarcane harvest year (April to November) and in the Company's fiscal year (July 1 to June 30):

Sugarcane harvest year results	2016	Calendar Year 2017 (Until June 30)	 2017 (Estimate)
Tons harvested	846,694	480,200	1,660,174
Hectares harvested	9,965	6,699	25,977
TCH - Harvested Tons per Hectares	84.97	71.68	63.91

Sugarcane fiscal year results	July 01 to June 30 2015/2016	 2016/2017
Tons harvested	1,086,620	1,015,303
Hectares harvested	11,749	13,217
TCH - Harvested Tons per Hectares	92.48	76.82

The reduction of tons harvested per hectare is due to the areas incorporated from São José Farm this year. These areas were not managed according to the quality standards of the Company and, therefore, are being reformed in order to improve the productivity and quality of the sugarcane field.

- **Cattle Raising**

The cattle-raising project in Brazil involves breeding and reproduction and is an important transformation tool that allows cash flow generation with low operational volatility.

Until the date of this release, we had 7,894 head of cattle in the Preferência and Jatobá Farms, distributed in 11,206 hectares of already active pasture.

- **Leasing**

In order to improve the Company's results and mitigate operating risks, we leased 7,651 hectares to third parties in the state of Bahia. The areas were leased to local farmers and the contracts have a term of up to five harvests.

Agricultural Operations – Paraguay

- **Grains**

In 4Q17, we concluded the 16/17 harvest of grain at the Paraguayan property, with a total area of 4,058 hectares, 2,321 hectares of which planted with soybean, 1,737 hectares corn.

Productivity - harvest year 16/17	Estimated	Realized	Change
Paraguay	Kg/ha	Kg/ha	%
Soybean	2,000	3,917	95.9%
Corn	4,000	4,980	24.5%

- **Cattle**

In Paraguay, the cattle-raising project is for fattening, and as of the date of this release, we had 2,605 head of cattle distributed across 2,167 hectares of already active pasture.

Financial Performance

The consolidated financial statements were prepared and are being presented in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board.

The Company adopted the amendments introduced in IAS 41 (CPC 29) and IAS 16 (CPC 27), effective as of July 1, 2016, and changed the basis to calculate the fair value of biological assets and presentation of the Financial Statements. The change of the accounting policy was applied retrospectively.

The main changes and the impacts on the Financial Statements for the year ended June 30, 2016, are described in the explanatory note "2.27.1 – Adoption of the Standard Required in the Current Fiscal Year" of the Financial Statements for the current fiscal year.

EBITDA and Adjusted EBITDA

EBITDA (R$ thousand)	4Q17	4Q16	Change	2017	2016	Change
Gross Profit	**28,925**	**(4,747)**	**n.a.**	**47,876**	**441**	**n.a.**
Selling expenses	(6,139)	(1,552)	295.6%	(6,676)	(2,732)	144.4%
General and administrative expenses	(11,303)	(8,812)	28.3%	(30,941)	(28,944)	6.9%
Other operating income/expenses, net	(283)	2,040	n.a.	(6,019)	2,812	n.a.
Depreciations and amortizations	7,826	9,763	-19.8%	15,027	21,957	-31.6%
EBITDA	**19,026**	**(3,308)**	**n.a.**	**19,267**	**(6,466)**	**n.a.**

Adjusted EBITDA (R$ thousand)	4Q17	4Q16	Change	2017	2016	Change
Gross Profit	**28,925**	**(4,747)**	**n.a.**	**47,876**	**441**	**n.a.**
Elimination of gains on biological assets (grains and sugarcane planted)	21,773	(25,038)	n.a.	7,894	257	n.a.
Selling expenses	(6,139)	(1,552)	295.6%	(6,676)	(2,732)	144.4%
General and administrative expenses	(11,303)	(8,812)	28.3%	(30,941)	(28,944)	6.9%
Other operating income/expenses, net	(283)	2,040	n.a.	(6,019)	2,812	n.a.
Derivatives Results	8,818	1,054	n.a.	10,882	(574)	n.a.
Adjusted Depreciations [1]	12,599	10,828	16.4%	20,421	22,333	-8.6%
EBITDA Cresca [2]	178	5,172	-96.6%	(899)	2,539	n.a.
Adjusted EBITDA	**54,568**	**(21,055)**	**n.a.**	**42,538**	**(3,868)**	**n.a.**

1- Adjusted Depreciation includes depreciation of harvested grains and sugarcane.

2- As of June 30, 2017, the amounts refer to Cresca's administrative expenses. The operating result in Paraguay is consolidated to BrasilAgro.

EBITDA is calculated as gross profit adjusted by general, administrative, and selling expenses, other operating revenue and depreciation expenses. Adjusted EBITDA was calculated by excluding biological assets in progress (sugarcane and grains) and adjusting for the harvest's derivative results and depreciation expenses, including depreciation of fixed assets of the farms and administrative installations, developed areas and permanent crops.

Income Statement

As of this quarter, the results of the operation in Paraguay will be disclosed consolidated to the results of the operation in Brazil.

Net Revenue from Sales

Net Revenue (R$ thousand)	4Q17	4Q16	Change	2017	2016	Change
Revenue from Farms Sale	32,162	-	n.a.	36,016	-	n.a.
Soybean	50,054	23,007	1	63,285	41,772	51.5%
Corn	5,336	6,243	-14.5%	5,476	17,388	-68.5%
Sugarcane	25,933	21,891	18.5%	73,658	83,628	-11.9%
Livestock	299	-	n.a.	369	-	n.a.
Services	2	593	-99.6%	26	1,064	-97.6%
Others	441	631	-30.0%	1,630	2,430	-32.9%
Sales Revenue	**115,627**	**52,161**	**121.7%**	**182,927**	**147,128**	**24.3%**

In 2017, net revenue from sales totaled R$182.9 million, an increase of 24.3% over the same period in the previous year, as a result of: (i) revenue from farm sales of R$36.0 million (present value) in 2017, referring to the Araucária and Jatobá Farms and (ii) the 51.5% rise in soybean revenues.

Net Revenue from Farm Sales

In the year, the Company sold an area of 2,259 hectares of the Araucária and Jatobá Farms, in Goiás and Bahia, respectively. In addition, in 3Q17, a total of R$3.8 million was recorded related to the sale of Fazenda Cremaq in 2015, this amount refers to the balance bound of an area of 6,020 hectares that were in the process of splitting geo-referencing and that is why the real estate was pending, with the record the amount was released.

The present value of sales was R$26.7 million. The table below shows the revenue accounting from the sale of the property:

R$ (thousand)	
Revenue fromFarms Sale	36,016
Cost of farm sale	(9,300)
Farm Sale Gain	**26,716**

* Farm Sales Revenue refers to the present value, the amounts disclosed at the date of sale, refers to the nominal values of the sale.

Net Revenue from Sales of Agricultural Products

Net Revenue (R$ thousand)	4Q17	4Q16	Change	2017	2016	Change
Total	**78,072**	**52,161**	**49.7%**	**146,911**	**147,128**	**-0.1%**
Soybean	48,339	23,007	110.1%	63,285	41,772	51.5%
Corn	4,753	6,243	-23.9%	5,476	17,388	-68.5%
Sugarcane	23,605	21,891	7.8%	73,658	83,628	-11.9%
Livestock	369	-	n.a.	369	-	n.a.
Leasing	1,047	(204)	n.a.	2,467	846	191.5%
Services	(0)	593	n.a.	26	1,064	-97.6%
Others	(41)	631	n.a.	1,630	2,430	-32.9%

Tons	4Q17	4Q16	Change	2017	2016	Change
Total	**401,159**	**360,333**	**11.3%**	**928,914**	**1,157,838**	**-19.8%**
Soybean	38,106	19,518	95.2%	51,262	38,132	34.4%
Corn	10,343	10,079	2.6%	11,715	43,278	-72.9%
Sugarcane	352,687	330,280	6.8%	865,384	1,075,183	-19.5%
Others	23	455	-94.9%	553	1,245	-55.6%

In 4Q17, net revenue from sales totaled R$78.0 million, an increase of 49.7% over the same period in the previous year, due to the increase in the volume sold in the period.

Net revenue from grains (soybean and corn) increased by 16.2% in 2017 compared to the previous year, from R$59.1 million, from the sale of 81,400 tons, to R$68.8 million, from the sale of 62,900 tons.

Soybean revenue increased by 51.5% in 2017 compared to the previous year, from R$41.7 million, from the sale of 38,100 tons at R$1,095.5 per ton, to R$68.7 million, from the sale of 51,200 tons at R$1,234.5 per ton.

Corn revenue in 2017 had a reduction of 68.5% over last year, from R$17.4 million, from the sale of 43,300 tons at R$401.8 per ton, to R$5,500 from the sale of 11.7 tons at R$467.5 per ton.

In 2017, sugarcane revenue decreased by 11.9% compared to the previous year, from R$83.6 million, from the sale of 1.0 million tons at R$77.8 per ton, to R$73.9 million, from the sale of 865,400 tons at R$85.1 per ton of sugarcane. The increase in the per-ton sugarcane price was due to the 5% upturn in the price of TRS (total recoverable sugar) per ton harvested, from 0.59 R$/kg in 2016 to 0.62 R$/kg in 2017. The decrease in sales volume was chiefly due to the maturity of the cane field.

Cattle-raising revenue totaled R$369 thousand in 2017, reflecting the sale of 135 head of cattle in Paraguay.

Leasing revenue in 2017 in the amount of R$2.5 million, reflects leasing to third parties in the Farms of the state of Bahia.

The 97.4% reduction in the service revenue was due to the termination of the advisory service provision contract with Cresca. The termination of the contract is part of the shareholders' agreement entered into with our partner, through which both parties divide in equal parts all of their assets, including rural properties, with the subsequent termination of the service provision agreement.

Other sales revenue totaling R$2.1 million in 2017 came from the sale of inputs (seeds, fertilizers and byproducts) from areas that were not planted in the 2016/17 harvest year, and machinery.

Gains or Losses of Agricultural Products and Biological Assets

Biological Assets and Agricultural Products (R$ thousand)	Soybean 16/17	Corn(1) 16/17	Sugarcane	Cattle	Gain / Loss in 06/30/2017
Gain and loss on agricultural products	6,117	(1,962)	19,573	-	23,727
Gain and loss on biological assets	37	111	(8,042)	(3,567)	(11,461)
Change on biological assets fair value	**6,153**	**(1,851)**	**11,531**	**(3,567)**	**12,267**

Gains or losses from the variation in the fair value of agricultural products are determined by the difference between their harvested volume at market value (net of selling expenses and taxes) and the production costs incurred (direct and indirect costs, leasing and depreciation).

Harvested agricultural products are measured at their value at the time of harvest considering the market price of the area of each farm.

Biological Assets (R$ thousand)	Soybean 16/17	Corn(1) 16/17	Sugarcane	Gain / Loss in 06/30/2017
Area (hectares)	22,531	6,530	13,217	42,277
Prodution (Tons)	62,829	35,376	1,015,303	-
Productivity (Ton./ha)	2.79	5.42	76.82	-
Fair Value (R$)	54,754	13,692	65,925	134,371
Cost of production (R$)	(48,637)	(15,655)	(46,352)	(110,644)
Gain and loss on biological assets (R$)	**6,117**	**(1,962)**	**19,573**	**23,727**

Biological assets correspond to agricultural products in formation (not yet harvested) and cattle, measured at the net present value of the expected cash flow from these products. The calculation of fair value considers the best estimates in relation to sales prices, discount rates, direct and indirect costs, leasing, yields and selling expenses.

Cattle biological assets are measured at fair value and controlled in accordance with two methodologies: 12 to 15-month calves and steers (heifers) are controlled and valued by head, while older animals are controlled by weight.

Fair value variation is impacted by variations between fair value and cost, as well as by fair value variations between the periods.

Biological Assets - Cattle	Total Heads	Value (R$/thousand)
In June 30,2016	**4,148**	**5,241**
Aquisition, Birth | Aquisition Expenses	4,729	6,476
Handling Expenses	-	-
Sales	(137)	(311)
Deaths	(97)	(69)
Fair value variation	-	2,098
In June 30,2017	**8,643**	**13,435**

Since July 1, 2016, biological assets corresponding to ratoons of sugarcane have been measured at cost less depreciation (Accounting Standard IAS 16), while planted cane will continue to be measured at fair value (Accounting Standard IAS 41).

Gains or losses from the variation in the fair value of biological assets are determined by the difference between their fair value and their book value. Book value includes investments and costs effectively incurred until the moment of appraisal, as well as write-offs arising from the harvesting of the agricultural products.

The table below shows the results of the sugarcane harvest:

Year ended June 30,2016	Crop 2015	Crop 2016	Crop 2017	Total
Net Revenues	62,216	21,412		83,628
Cost of Sales	(51,839)	(23,765)		(75,605)
Gain (loss) of agriculture products	13,095	6,439		19,534
Profit (Loss)	**23,472**	**4,086**	-	**27,558**
Tons harvested	**775,029**	**311,591**		**1,086,620**

Year ended June 30,2017	Crop 2015	Crop 2016	Crop 2017	Total
Net Revenues		48,948	23,072	72,020
Cost of Sales		(43,420)	(31,078)	(74,498)
Gain (loss) of agriculture products		7,215	4,316	11,531
Profit (Loss)	-	**12,743**	**(3,689)**	**9,054**
Tons harvested		**535,103**	**480,200**	**1,015,303**

Impairment

A provision to adjust inventories at the net realized value of agricultural products is constituted when the fair value of the inventory is higher than the realized value. The realization value is the sales price estimated during the normal course of business less estimated selling expenses.

On June 30, 2017, the amount recognized corresponds to a loss of R$1.7 million.

Production Cost

The table below gives a breakdown of direct production costs:

%	Soybean	Corn	Sugarcane	Livestock
Variable costs	**76%**	**76%**	**74%**	**21%**
Seeds	15%	16%	0%	0%
Fertilizers	16%	23%	10%	1%
Defensive	20%	15%	6%	0%
Agricultural services	19%	17%	48%	0%
Fuels and Lubricants	4%	4%	8%	1%
Maintence of machines and instruments	0%	0%	0%	6%
Animal Feed	0%	0%	0%	8%
Others	3%	2%	2%	5%
Fixed costs	**24%**	**24%**	**26%**	**79%**
Labor	4%	2%	3%	11%
Depreciation and amortization	11%	12%	12%	66%
Leasing	6%	8%	10%	0%
Others	3%	2%	2%	1%

The following table shows the estimated production cost per hectare and the production cost for the 2016/17 harvest year:

Total Cost of Production (R$/ha)	Estimate 2016/2017	Realized 2016/2017	Change
Soybean	2.295	2.159	-5.9%
Corn	2.535	2.397	-5.4%
Sugarcane	3.388	3.507	3.5%

Cost of Goods Sold

(R$ thousand)	4Q17	4Q16	Change	2017	2016	Change
Total of cost of goods sold	**(77,593)**	**(53,549)**	**44.9%**	**(136,362)**	**(134,714)**	**1.2%**
Soybean	(40.928)	(20.214)	102.5%	(53.139)	(36.166)	46.9%
Corn	(5.152)	(6.549)	-21.3%	(5.721)	(16.531)	-65.4%
Sugarcane	(31.223)	(24.562)	27.1%	(74.498)	(75.605)	-1.5%
Livestock	(800)	-	n.a.	(864)	-	n.a.
Leasing	-	(941)	-100.0%	-	(3.750)	-100.0%
Others	509	(1.283)	n.a.	(2.141)	(2.662)	-19.6%

In 2017, the cost of goods sold (COGS) came to R$136.4 million. Due to the fair value adjustments of agricultural products, period changes in costs are directly linked to the market price of commodities at the time of harvest.

In 2017, total soybean COGS increased by 46.9% year-over-year, from R$36.1 million, from the sale of 38,100 tons at R$948.5 per ton, to R$53.1 million, from the sale of 51,200 tons at R$1,036.6 per ton.

Total corn COGS decreased by 65.4% in 2017 over the previous year, from R$16.5 million, from the sale of 43,300 tons at R$382.0 per ton, to R$5,7 million, from the sale of 11,700 tons at R$488.3 per ton.

Total sugarcane COGS decreased by 1.5% in 2017 year-over-year, from R$75.6 million, from the sale of 1.0 million tons at R$70.3 per ton, to R$74.5 million, from the sale of 865,400 tons at R$98.8 per ton.

Total cattle-raising COGS in 2017 is a result of the death of animals during the period and the sale of 135 head of cattle in Paraguay.

Total others COGS in 9M17 refers to the sell inputs (seeds, fertilizers and byproducts).

Selling Expenses

(R$ thousand)	4Q17	4Q16	Change	2017	2016	Change
Selling expenses	**(6,139)**	**(1,552)**	**295.5%**	**(6,676)**	**(2,732)**	**144.4%**
Freight	(2,182)	(748)	191.8%	(2,358)	(851)	177.2%
Storage and Processing	(2,370)	(524)	352.0%	(2,951)	(1,500)	96.7%
Others	(1,587)	(280)	466.8%	(1,367)	(381)	258.8%

In 2017, selling expenses totaled a positive R$6.6 million, primarily due to the increase in freight, storage and processing expenses, following the higher grain sales volume in the period.

General and Administrative Expenses

(R$ thousand)	4Q17	4Q16	Change	2017	2016	Change
General and administrative expenses	**(11,303)**	**(8,812)**	**28.3%**	**(30,941)**	**(28,944)**	**6.9%**
Depreciations and amortizations	(171)	(164)	4.3%	(701)	(746)	-6.0%
Personnel expenses	(8,296)	(6,277)	32.2%	(21,199)	(19,135)	10.8%
Expenses with services provider	(1,370)	(657)	108.5%	(3,772)	(2,975)	26.8%
Leases and Rents	(139)	(230)	-39.6%	(728)	(788)	-7.6%
Others expenses	(1,327)	(1,484)	-10.6%	(4,541)	(5,300)	-14.3%

In 4Q17, general and administrative expenses increased by 28.3% over the same period in the previous year, from R$8.8 million to R$11.3 million.

In 2017, general and administrative expenses increased by 6.9% compared to the same period last year, from R$28.9 million to R$30.9 million.

The increase is largely a result of expenses regarding the operation in Paraguay, which from 3Q17 have been consolidated to BrasilAgro.

The 26.8% increase in expenses with service provision is mainly due to expenses with the independent appraisal report completed in 4Q17.

Other expenses primarily refer to expenses with travel, telephone, building maintenance, ITR (rural property tax), systems, among others.

Other Operating Income / Expenses

(R$ thousand)	4Q17	4Q16	Change	2017	2016	Change
Other operating income/expenses	**(283)**	**2,040**	**n.a.**	**(6,019)**	**2,812**	**n.a.**
Gain/Loss on sale of fixed assets	57	(11)	n.a.	(479)	33	n.a.
Management Fee - Cresca Reversal	(828)	-	n.a.	(3,318)	-	n.a.
Provisions for lawsuits	406	3,753	-89.2%	(139)	2,213	n.a.
Alto Taquari Farm	-	-	n.a.	34	2,277	-98.5%
Horizontina Farm	-	(500)	-100.0%	-	(500)	-100.0%
Others	82	(1,202)	n.a.	(2,117)	(1,211)	74.8%

Other operating expenses came to R$6.0 million in 2017, mainly due to the management fee reversal of Cresca, totaling R$3.3 million and other expenses refer primarily to costs with termination incurred in the period, referring to the resignation of the CEO and payment of a fine of ICMS on undue credit in operations of use and consumption, fixed assets, diesel oil and agricultural inputs.

Financial Result

(R$ thousand)	4Q17	4Q16	Change	2017	2016	Change
Total	**11,240**	**(19,411)**	**n.a.**	**33,444**	**38,374**	**-12.8%**
Interest	(543)	(823)	-34.0%	(4,085)	(2,696)	51.5%
Exchange variations	573	(643)	n.a.	78	(3,164)	n.a.
Foreign exchange variations on liabilities	1,629	(5,638)	n.a.	249	195	27.7%
Variações Monetárias	10,917	5,698	91.6%	8,029	9,850	-18.5%
Results with derivatives	(1,303)	(22,751)	-94.3%	17,435	5,969	192.1%
Other financial income / expenses	(33)	4,746	n.a.	11,738	28,220	-58.4%

The consolidated financial result is composed of the following items: (i) interest on financing; (ii) the impact of the monetary variation on the amount payable from the acquisition of the Alto Taquari and Nova Buriti Farms; (iii) the impact of the U.S. dollar exchange variation on the offshore account and Cresca's receivables; (iv) the present value of Cremaq, Araucária and São Pedro Farms' sales receivables, fixed in soybean bags; (v) the result from hedge operations; and (vi) bank fees and expenses and returns on cash investments.

In 2017, monetary variations refer to the amount payable for the acquisition of the Nova Buriti Farm, which is adjusted by the IGPM general market price index. In 2016, monetary variations refer to the amount payable for the acquisition of the Nova Buriti Farm as well as to the balance payable of the Alto Taquari Farm, which was by the CDI interbank deposit rate.

Foreign exchange variations refer to margin deposits as collateral for derivative transactions with offshore brokerage houses and Cresca's receivables.

The derivatives result reflects the commodities hedge operations result and the impact of the exchange variation on cash, which was partially dollarized in order to maintain purchasing power in regard to inputs, investments and new acquisitions, which have a positive correlation with the U.S. currency. In 2017, the result of derivative transactions was R$17.4 million, R$7.7 million related to currency operations and R$9.7 million to

operations with commodities. In 2016, derivative operations totaled R$6.0 million, R$11.6 million of which related to currency operations and a loss of R$5.6 million in operations with commodities.

The reduction in other financial income / expenses is due to the decrease in the Company's cash position, from an average cash flow of R$241.9 million in 2016 to R$129.0 million in 2017.

Derivative Operations

Our risk policy primarily aims to hedge the Company's cash flow. In this context, we are concerned not only with the main components of our revenue, but also the main components of our production costs. We therefore monitor on a daily basis: a) the international prices of the main agricultural commodities produced by the Company, usually expressed in U.S. dollars; b) the base premium, i.e. the difference between the international and domestic commodity price; c) exchange rates; and d) the prices of the main components such as freight, fertilizers and chemicals, that can significantly impact costs.

The points analyzed when deciding on the price and margin hedging strategy and tools are listed below:

- Estimated gross margin based on the current price environment.
- Standard deviation from the estimated gross margin for different pricing strategy scenarios.
- Analysis of the estimated gross margin in stress scenarios for different hedge strategies.
- Comparison between current estimates and the Company's budget.
- Comparison of the estimated gross margin and the historical average.
- Market expectations and trends.
- Tax aspects.

Hedge Position on August 01, 2017.

Crop	Soybean			FX		
	Volume[1]	% de hedge[2]	Price (USD/bu.)	Volume ('000)	% de hedge[3]	BRL/USD
16/17	50,920 ton	100.12%	9.99	U$ 16,301	97.61%	3.46
17/18	14,387 ton	22.14%	10.64	U$ 1,115	4.49%	3.49

1- Net production volume estimated + receivables from farm sales.

2- Percentage of volume in tons of soybean locked in.

3- Percentage of expected revenue in USD.

Balance Sheet

Allocation of Net Income and Distribution of Dividends

The Board of Directors meeting of August 29, 2017 approved the Management Proposal to be submitted to the next Annual Shareholders' Meeting, to be held in October 2017.

Pursuant to the prevailing corporate legislation, and the Company's Bylaws, Management proposed the following distribution of net income for the fiscal year ended June 30, 2017:

R$ thousand	2017
Net income in fiscal year	27,310
(-) Appropriation of the legal reserve (5% of net income)	(1,366)
Adjusted Net Income	**25,944**
(-) Minimum compulsory dividends - 25% of adjusted net income	(6,486)
(-) Additional compulsory dividends - 25% of adjusted net income	(6,486)
Proposed Dividends – 50% of adjusted net income	**(12,972)**
Appropriation of reserve for investment and expansion	**19,458**
Dividends per share (R$)	0.24

Net Asset Value

The table below shows the Net Asset Value (NAV) of the Company, based on the valuation of the market value of our properties, performed internally:

NAV Calculation (R$ thousand)	Jun-16		Jun-17	
	Book	NAV	Book	NAV
(A) Brazil Equity	584,493	584,493	566,042	566,042
(B) Paraguay Equity	102,955	102,955	101,426	101,426
(A+B) Brasilagro's Equity	**687,448**	**687,448**	**667,468**	**667,468**
(A) Brazil Equity		584,493		566,042
(+) Brazil's Land Value		926,221		1,164,063
(-) Balance Sheet - Net Agri Openning Capex		-59,709		-62,943
(-) Balance Sheet - Land Value		-204,690		-300,487
(B) Paraguay Equity		102,955		101,426
(+) Paraguay Land Value		154,849		143,074
(-) Balance Sheet - Land Value		-130,227		-134,133
NAV	**687,448**	**1,373,892**	**667,468**	**1,477,042**
Shares	58,227	58,227	56,889	56,889
NAV per share	**11.81**	**23.60**	**11.73**	**25.96**

Cash and Cash Equivalents

Cash and Cash equivalents	06/30/2017	06/30/2016	Change
Cash and Cash equivalents	**43,798**	**54,204**	**-19.2%**
Cash and Banks	15,159	6,313	140.1%
Repurchase agreements	28,639	40,417	-29.1%
Bank deposit certificates	-	7,474	-100.0%
Markable securities	**6,972**	**113,559**	**-93.9%**
Restricted financial investments	-	49,703	-100.0%
Bank deposit certificates	-	21,670	-100.0%
Banco do Nordeste (loan guarantees)	-	10,058	-100.0%
Variable income transactions	5,502	-	n.a.
Treasury financial bills	1,468	32,128	-95.4%
Restricted Markable securities	**17,088**	**20,353**	**-16.0%**
Bank deposit certificates	8,982	8,087	11.1%
Banco do Nordeste (loan guarantees)	8,106	12,266	-33.9%
Total	**67,858**	**188,116**	**-63.9%**

The Company ended the fiscal year with a cash position of R$67.9 million, a decrease of 63.9% over June 30, 2016. This reduction is mainly a result of the acquisition of 17,566 hectares of the São José Farm, in Maranhão, in the amount of R$100.0 million, dividend distribution and investment.

Inventory

(R$ thousand)	4Q17	4Q16	Change	2017	2016	Change
Soybean	3,559	1,324	n.a.	6,837	6,156	11.1%
Corn	6,667	(332)	n.a.	6,819	249	n.a.
Other crops	42	953	-95.6%	50	959	n.a.
Agricultural Products	10,268	1,945	n.a.	13,706	7,364	86.1%
Supplies	3,460	2,898	19.4%	8,952	10,833	-17.4%
Total	**13,728**	**1,407**	**n.a.**	**22,658**	**18,197**	**24.5%**

Indebtedness

The table below shows our short and long-term loans and financing position on June 30, 2017 and June 30, 2016.

Empréstimos e Financiamentos (R$ mil)	Vencimento (Posição em 30/06/2017)	Taxa anual de juros e encargos - %	6/30/2017	6/30/2016	Variação
Curto Prazo					
Financiamento de Custeio Agrícola	nov-17	9,5 a 12,75	10,703	35,087	-69.5%
Financiamento Projeto Bahia	dez-17	TJLP + 3,45 e 4,45 / SELIC + 3,45 / Pre 4,00 a 8,50	15,236	13,646	11.7%
Capital de Giro	jul-17	2,30% + 100% do CDI	15,782	-	n.a.
Capital de Giro (USD)	ago-17	3.49%	5,031	-	n.a.
Financiamento de Máquinas e Equipamentos	jul-18	TJLP + 8,70	1	114	-99.1%
Financiamento de cana-de-açúcar	ago-17	TJLP + 2,70 a 12,75	8,248	261	n.a.
Arrendamento Financeiro Canavial - Parceria III	nov-17	6.92%	1,619	2,507	-35.4%
			56,620	51,615	9.7%
Longo Prazo					
Financiamento de cana-de-açúcar	fev-20	TJLP + 2,70	1,025	1,511	-32.2%
Financiamento de Máquinas e Equipamentos	mai-22	TJLP + 3,73%	1,208	-	n.a.
Financiamento Projeto Bahia	out-20	TJLP + 3,45 e 4,45 / SELIC + 3,45 / Pre 4,00 a 8,50	30,862	43,453	-29.0%
Arrendamento Financeiro Canavial - Parceria III	nov-18	6.92%	1,665	3,266	-49.0%
Arrendamento Financeiro Canavial - Parceria IV	jan-32	R$/kg 0,6462	20,795	-	n.a.
			55,555	48,230	15.2%
Total			**112,175**	**99,845**	**12.3%**

On June 30, 2016 and June 30, 2017, the balance of loans and financing was R$99.9 million and R$112.2 million, respectively. The payment of interest and amortization totaled R$2.1 million in 4Q17 and R$54.6 million in FY17.

In the fiscal year, a total of R$68.5 million was disbursed in new financing referring to the cost of sugarcane and corn operations.

Acquisitions Payable

On June 30, 2017, the balance of accounts payable on acquisitions was R$24.6 million and refers to the amount payable for the acquisition of the Nova Buriti Farm, which is monthly adjusted by the IGPM general market price index and São José Farm.

Properties for Investment

The fundamental pillars of the Company's business strategy are the acquisition, development, exploration and sale of rural properties suitable for agricultural activities. The Company acquires rural properties with significant potential for generating value, subsequently holding the assets and carrying out profitable agricultural activities on them.

Once we acquire our rural properties, we begin to implement high-value-added crops and to transform these rural properties by investing in infrastructure and technology, while also entering into lease agreements with third

parties. In line with our strategy, when we deem a rural property has reached its optimal value, we sell it to capture the capital gains.

The rural properties acquired by the Company are booked at their acquisition cost, which does not exceed their realized net value, and are recognized under "Non-Current Assets".

Properties for investment are evaluated at their historical cost, plus investments in buildings, improvements and the clearing of new areas, less accrued depreciation, in accordance with the same criteria detailed for fixed assets.

Farm	Acquisition value	Buildings and improvements	Opening area	Construction in progress	Properties for Investment
Initial Balance	204,690	23,468	52,690	7,019	287,867
In June 30, 2016					
Acquisitions	103,341	68	328	17,935	121,672
Reductions	(7,544)	(22)	(1,161)	(1)	(8,728)
(-) Depreciation/ Amortization	-	(816)	(10,196)	-	(11,012)
In June 30, 2017	**300,487**	**22,698**	**41,661**	**24,953**	**389,799**

On June 30, 2017, we recorded R$24.9 million in ongoing work, which refers to the clearance of areas at the Chaparral and Araucária Farms.

CAPEX – Area Clearance

The table below shows the breakdown of investments in our properties:

(R$ thousand)	4Q17	4Q16	Change	2017	2016	Change
Maintenance	(33)	(14)	141.5%	2,232	1,101	102.7%
Opening	1,947	2,779	-29.9%	7,929	4,268	85.8%
Total	**1,914**	**2,765**	**-30.8%**	**10,160**	**5,370**	**89.2%**

Depreciation – Area Clearance

The table below gives a breakdown of the depreciation of cleared area:

(R$ thousand)	4Q17	4Q16	Change	2017	2016	Change
Maintenance	(517)	(454)	13.8%	(1,908)	(1,958)	-2.6%
Opening	(2,305)	(2,137)	7.8%	(8,967)	(8,531)	5.1%
Total	**(2,821)**	**(2,592)**	**8.9%**	**(10,875)**	**(10,489)**	**3.7%**

Capital Market

Share Performance

On August 28, 2017, BrasilAgro's shares (AGRO3) were quoted at R$11.98, giving a market cap of R$681.5 million, while its ADRs (LND) were quoted at US$3.74.

AGRO3 x Ibovespa
(base 100 = 12/01/2014)


190
170
150
130
110
90
70
AGRO3
Ibovespa

In 4Q17, daily traded volume in BrasilAgro's shares totaled R$49.5 million from 10,013 trades, while average daily traded volume was R$809,0 thousand..

Highlights - AGRO3	4Q17	4Q16
Average Daily Trade Volume (R$)	809,059	888,448
Maximun (R$ per share)	13.06	12.70
Mininum (R$ per share)	10..90	10.90
Average (R$ per share)	12.40	11.69
Closing Quote (R$ per share)	12.20	11.97
Variation in the period (%)	1.80%	5.90%

Share Buyback Program

On September 20, 2016, BrasilAgro approved its 3rd share buyback program with a term of 18 months and the repurchase of up to 1,337,684 shares, equivalent to 4% of the outstanding shares on that date. On August 11, 2017, the Company had 3,304,856 shares held in treasury, representing 5.81% of total outstanding shares.

Rotation of Independent Auditor

From the quarter ended September 30, 2017 ("1Q18"), the review of the Company's Financial Statements will be carried out by Baker Tilly Brasil Assessoria Contábil Fiscal S / S. The replacement is due to the mandatory rotation of five consecutive years, in compliance with Article 31 of Instruction 308/99 issued by the Securities and Exchange Commission of Brazil (CVM).

Ernst & Young Auditores Independentes S.S. will continue to review the Company's Financial Statements and Internal Controls for the purposes of the Securities and Exchange Commission (SEC).

Sustainability

Socio-environmental

BrasilAgro always aims to be a socially and environmentally responsible company, as part of our business is to invest in properties and their surroundings, in order to contribute to the development of the regions where it operates.

In addition to the positive impacts related to the Company's business, we also develop actions focused on heritage education. Therefore, we carry out social actions focused on environmental education with children and adolescents from schools in the region where we operate in the states of Goiás, Bahia and Maranhão. Below is some of the work done in June 2017 by our environmental team with the support of the field team of each farm.

- **Chaparral Farm**

The children of the Caetano Bernardino School visited the Chaparral Farm, located in Correntina/BA, where a presentation on selective waste collection was carried out, followed by the distribution and painting of an Ecobag. At the Farm's headquarters, everyone was able to see in practice how the selective waste collection and recycling is done. At the end of the visit, each child planted a seedling in the farm's orchard.



- **Alto Taquari and Araucária Farms**

In Mineiros/GO, a series of play activities were carried out with the children of the Américo Caetano Municipal Rural School. Waste generation and the interrelation of ecosystem elements were the main issues addressed. Each child received and painted an Ecobag with the themes developed in the activities during the day.



- **Preferência Farm**

In the Baianópolis/BA region, a lecture and a debate panel were held with the adolescents of the Veronildo Mendes Pereira State School about the Environment and Selective Waste Collection.





- **São José Farm**

In Fortaleza dos Nogueiras/MA, the BrasilAgro team had the opportunity to meet and support the Vida Nova Project, a benchmark in the region, which has been developing an important work to support more than 900 underprivileged children since 1998.

Definitions

2016/2017 Harvest year – fiscal year begun on July 1, 2016 and ended on June 30, 2017.

4Q16 – quarter ended June 30, 2016.

2017/2018 Harvest year – fiscal year begun on July 1, 2017 and ended on June 30, 2018.

4Q17 – quarter ended June 30, 2017.



Disclaimer

The statements contained in this document related to the prospects for BrasilAgro's businesses, projected operating and financial income and growth are merely projections, and as such are based exclusively on management's expectations. These expectations depend materially on market conditions, the performance of the Brazilian economy, the industry and international markets, and are therefore subject to change without prior notice.

Income Statement

(R$ thousand)	4Q17	4Q16	Change	2017	2016	Change
Revenues from Farm Sales	32,162	-	n.a.	36,016	-	n.a.
Revenues from grains	54,852	30,787	78.2%	71,272	62,878	13.3%
Revenues from sugarcane	24,259	22,463	8.0%	75,986	85,916	-11.6%
Revenues from leasing	1,257	404	211.1%	2,820	2,260	24.8%
Other revenues	90	1,150	-92.2%	2,227	4,347	-48.8%
Deductions from gross revenue	(2,386)	(2,643)	-9.7%	(5,394)	(8,273)	-34.8%
Net Sales Revenue	**110,234**	**52,161**	**111.3%**	**182,927**	**147,128**	**24.3%**
Change in fair value of biological assets and agricultural products	6,802	(3,425)	n.a.	12,266	(12,632)	n.a.
Impairment	(1,218)	66	n.a.	(1,655)	659	n.a.
Net Revenue	**115,818**	**48,802**	**137.3%**	**193,538**	**135,155**	**43.2%**
Cost of farm sale	-	-	n.a.	(9,300)	-	n.a.
Cost of agricultural products sale	(77,593)	(53,549)	44.9%	(136,362)	(134,714)	1.2%
Gross Profit	**28,925**	**(4,747)**	**n.a.**	**47,876**	**441**	**n.a.**
Selling expenses	**(6,139)**	**(1,552)**	**295.6%**	**(6,676)**	**(2,732)**	**144.4%**
General and administrative expenses	**(11,303)**	**(8,812)**	**28.3%**	**(30,941)**	**(28,944)**	**6.9%**
Depreciations and amortizations	(171)	(164)	4.3%	(701)	(746)	-6.0%
Personnel expenses	(8,296)	(6,277)	32.2%	(21,199)	(19,135)	10.8%
Expenses with services provider	(1,370)	(657)	108.5%	(3,772)	(2,975)	26.8%
Leases and Rents	(139)	(230)	-39.6%	(728)	(788)	-7.6%
Others expenses	(1,327)	(1,484)	-10.6%	(4,541)	(5,300)	-14.3%
Other operating income/expenses, net	**(283)**	**2,040**	**n.a.**	**(6,019)**	**3,812**	**n.a.**
Equity pick up	**(695)**	**4,036**	**n.a.**	**(4,425)**	**(511)**	**765.9%**
Financial result	**11,240**	**(19,411)**	**n.a.**	**33,444**	**38,374**	**-12.8%**
Financial income	**38,615**	**44,024**	**-12.3%**	**110,090**	**192,644**	**-42.9%**
Interest on Financial Investments	769	6,383	-88.0%	15,383	39,509	-61.1%
Interest on assets	1,606	1,494	7.5%	4,878	5,506	-11.4%
Foreign exchange variations on liabilities	2,169	(4,070)	n.a.	11,166	8,933	25.0%
Unwind of present value adjustment	619	-	n.a.	619	-	n.a.
Realized results with derivatives	11,697	8,194	42.8%	15,818	22,499	-29.7%
Unrealized results with derivatives	6,414	20,032	-68.0%	19,576	77,448	-74.7%
Financial expenses	**15,341**	**11,991**	**27.9%**	**42,650**	**38,749**	**10.1%**
Interest expenses	(27,375)	(63,435)	-56.8%	(76,646)	(154,270)	-50.3%
Bank charges	(659)	(854)	-22.8%	(2,565)	(9,884)	-74.0%
Interest on liabilities	(143)	(783)	-81.7%	(1,080)	(1,405)	-23.1%
Monetary variations	(2,149)	(2,317)	-7.3%	(8,963)	(8,202)	9.3%
Foreign exchange variations on liabilities	(46)	(643)	-92.8%	(541)	(3,164)	-82.9%
Unwind of present value adjustment	(540)	(1,568)	-65.6%	(10,917)	(8,738)	24.9%
Realized results with derivatives	(780)	(2,496)	-68.8%	(7,789)	(12,649)	-38.4%
Unrealized results with derivatives	(1,505)	(33,392)	-95.5%	(3,654)	(72,675)	-95.0%
Profit (loss) before income and social contribution taxes	**(21,553)**	**(21,382)**	**0.8%**	**(41,137)**	**(37,553)**	**9.5%**
Income and social contribution taxes	21,745	(28,446)	n.a.	33,259	9,440	252.3%
Profit (loss) for the period	**(618)**	**11,451**	**n.a.**	**(5,949)**	**(1,451)**	**310.0%**
Outstanding shares at the end of the period	**21,127**	**(16,995)**		**27,310**	**7,989**	
Basic earnings (loss) per share - R$	**56,888,916**	**58,226,600**		**56,888,916**	**58,226,600**	

Balance Sheet – Assets

Assets	06/30/2017	06/30/2016	Change
Current assets			
Cash and Cash equivalents	43,798	54,204	-19.2%
Markable securities	6,972	113,559	-93.9%
Trade accounts receivable	54,026	31,072	73.9%
Inventories	22,658	18,197	24.5%
Biologial assets	38,260	22,285	71.7%
Recoverable taxes	-	-	n.a.
Derivative financial instruments	4,090	24,497	-83.3%
Transactions with related parties	1,298	1,065	21.9%
Other assets	-	-	n.a.
	171,102	264,879	-35.4%
Non-current assets			
Biological assets	13,435	5,241	156.3%
Markable securities	17,088	20,353	-16.0%
Diferred taxes	53,780	55,594	-3.3%
Derivative financial instruments	1	-	n.a.
Accounts receivable and sundry credits	44,605	42,497	5.0%
Investment properties	389,799	287,867	35.4%
Transactions with related parties	35,640	44,363	-19.7%
Investments	101,426	102,955	-1.5%
Property, plant and euipment	54,745	27,803	96.9%
Intagible assets	1,672	3,450	-51.5%
	712,191	590,123	20.7%
Total assets	**883,293**	**855,002**	**3.3%**

Balance Sheet – Liabilities

Assets (R$ thousand)	06/30/2017	06/30/2016	Change
Current liabilities			
Trade accounts payable and other obligations	55,615	26,602	109.1%
Loans and financing	56,620	51,615	9.7%
Labor obligations	11,513	8,856	30.0%
Derivative financial instruments	3,978	2,165	83.7%
Accounts payable for acquisitions	24,646	22,261	10.7%
Transactions with related parties	4,784	536	792.5%
	157,156	**112,035**	**40.3%**
Non-current liabilities			
Trade accounts payable and other obligations	1,520	1,402	8.4%
Loans and financing	55,555	48,230	15.2%
Derivative financial instruments	-	4,392	-100.0%
Provision for legal claims	1,594	1,455	9.6%
	58,669	55,479	5.7%
Total liabilities	**215,825**	**167,514**	**28.8%**
Equity			
Capital	584,224	584,224	n.a.
Capital reserves	1,525	1,771	-13.9%
Treasury shares	(36,797)	(37,203)	-1.1%
Profits reserves	68,615	91,158	-24.7%
Proposed additional dividends	6,486	7,533	-13.9%
Equity variation adjustment	43,415	40,005	8.5%
Total equity	**667,468**	**687,488**	**-2.9%**
Total liabilities and equity	**883,293**	**855,002**	**3.3%**

Cash Flow

R$ (thousand)	06/30/2017	06/30/2016	Change
Profit (loss) for the period	27,310	7,989	241.8%
Adjustments to reconcile net income			
Depreciation and amortization	15,027	21,957	-31.6%
Farm Sale Gain	(26,716)	-	n.a.
Residual value of fixed assets	1,896	208	811.5%
Cost result capitalized in investment properties	8,246	12	n.a.
Exchange rate variation effect	-	-	n.a.
Equity Pickup	4,425	511	n.a.
Gain (loss) unrealized results with derivatives	(1,513)	(1,196)	26.5%
Exchange rate, monetary and financial charges unrealized	(8,546)	(23,960)	-64.3%
Adjustment to present value for receivables from sale of farms, machinery and financial leasings	(8,029)	(9,850)	-18.5%
Income and social contribution taxes	1,814	(14,547)	n.a.
Fair value of biological assets and agricultural products and depletion of harvest	(12,266)	12,632	n.a.
Provision (Reversal) of impairment of agricultural products after harvest	1,655	(659)	n.a.
Allowance for doubtful accounts	(516)	(314)	64.3%
Provisions for lawsuits	139	(2,229)	n.a.
Discount on payment of Alto Taquari farm	-	(2,277)	-100.0%
	2,926	**(11,723)**	**929.8%**
Change in operating working capital			
Trade accounts receivable	(7,297)	46,895	n.a.
Inventories	(6,329)	11,156	n.a.
Biological Assets	5,576	(19,197)	n.a.
Recoverable Taxes	2,754	(964)	n.a.
Derivative Transactions	18,996	(9,686)	n.a.
Other assets	3,779	(882)	n.a.
Suppliers	24,996	6,544	282.0%
Related parties	16,714	(1,127)	n.a.
Taxes payable	(2,769)	(10,216)	-72.9%
Income tax and social contribution	(970)	(7,422)	(1)
Labor obligations	2,657	(2,359)	n.a.
Advance from customers	5,353	(7,219)	n.a.
Other obligations	(1,335)	(240)	456.3%
Net Cash generated by (used in) operating activities	**65,051**	**(6,440)**	**n.a.**
CASH FLOW OF INVESTMENT ACTIVITIES			
Additions to immobilized and intangible	(25,478)	(12,442)	1
Additions to property for investments	(119,150)	(10,745)	n.a.
Redemption of (investment in) marketable securities	125,090	172,960	-27.7%
Amount received from the sale of farm	6,011	-	n.a.
Net cash (invested in) investment activities	**(13,527)**	**149,773**	**n.a.**
CASH FLOW OF FINANCING ACTIVITIES			
Payment of farm purchase	-	(27,394)	-100.0%
Loans and financing	39,469	71,566	-44.8%
Interest from Loans and Financing	(6,327)	(8,425)	-24.9%
Payment of loans and financing	(48,308)	(82,270)	-41.3%
Treasury shares	(14,721)	(39,653)	-62.9%
Receivables from exercise of stock options	-	2,096	-100.0%
Dividends paid	(32,043)	(80,669)	-60.3%
Generated (provided) net cash by financing activities	**(61,930)**	**(164,749)**	**-62.4%**
Increase (decrease) in cash and cash equivalents	**(10,406)**	**(21,416)**	**-51.4%**
Cash and cash equivalents at the beginning of the year	54,204	75,620	-28.3%
Cash and cash equivalents at the end of the year	43,798	54,204	-19.2%
	(10,406)	**(21,416)**	**-51.4%**

Weights and Measures used in Agriculture

Weights and measures used in agriculture

1 ton	1.000 kg	
1 kg	2,20462 pounds	
1 pound	0,45359 kg	
1 acre	0,40469 hectares	
1 acre	0,1840 bushel	
1 hectare (ha)	2,47105 acres	
1 hectare (ha)	10.000 m²	
1 alqueire	5,4363 acres	
Soybean		
1 bushel of soybean	60 pounds	27,2155 kg
1 bag of soybean	60 kg	2,20462 bushels
1 bushel/acre	67,25 kg/ha	
1,00 US$/bushel	2,3621 US$/bag	
Corn		
1 corn bushel	56 pounds	25,4012 kg
1 bag of corn	60 kg	2,36210 bushels
1 bushel/acre	62,77 kg/ha	
1,00 US$/bushel	2,3621 US$/bag	
Cotton		
1 bale	480 pounds	217,72 kg
1 arroba	14,68 kg	
Sugarcane		
ATR - Total Recoverable Sugar		